SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: October 25, 2011

OTI's Subsidiary, PARX, to Introduce EasyPark™ in Brazil

●   First orders for more than $500,000 received
●   Signs operations agreement with  H.S. Participacoes Ltda., which is part of the Brazilian
Reunidas Group, to introduce EasyParkTM in several states in Brazil
●   Revenues generated from both Product Sale & Transaction Fees

ISELIN, N.J., October 25, 2011 - On Track Innovations Ltd. ("OTI") (NASDAQ GM: OTIV), today announced that its subsidiary, PARX Ltd. ("PARX"), has signed an operations agreement with H.S. Participacoes Ltda., which is part of the Brazilian Reunidas Group, to introduce EasyParkTM to several states in Brazil. Initial orders for more than $500,000 have been received. The EasyPark™ solution offers a modular, quick and easy to implement parking solution with minimal investment. With EasyPark™ OTI generates revenues from both product sales and recurring fees.

PARX is responsible on behalf of OTI for marketing parking solutions in international markets, will manage the program, with H.S. Participacoes to be responsible for local marketing, sales and operations of the EasyParkTM system in the abovementioned Brazilian states.

Leveraging a decade of field proven implementations in various countries around the world, the implementation in Brazil aims to upgrade the exiting parking payment methods such as paper parking tickets and Pay and Display machines. Reunidas is a well-known Brazilian group with a vast experience in management of commercial fleets and working with local municipalities in Brazil.

PARX’s local operator, H.S. Participacoes, expects initial implementation and system trial run phase to be followed by full scale deployment in the first half of 2012 in several major Brazilian cities across the northern part of the country addressing approximately 2.5 million drivers.

Commenting on the cooperation, Oded Bashan, OTI's Chairman and CEO, said “The project in Brazil is another step in our efforts to launch PARX’s parking solutions in various global markets. These are based on our patented technology, offering a cost effective, user friendly, easy to operate solution with a proven business case. The project in Brazil is another example of our strategy of focusing on projects that generate both product sales followed by recurring revenues via transaction, licensing or royalty fees and service charges.”

The EasyParkTM system offers a unique on-street and off-street parking management solution with minimum investment that does not require any expensive infrastructure or ongoing expensive maintenance. EasyParkTM provides detailed reports to the municipality in order to better manage and monitor parking patterns across town. The parking system is able to support multiple rates, cities and tariffs in a modular, scalable and easy to implement way.

EasyParkTM creates a uniquely convenient user experience by eliminating the need for cash, change, and looking for parking meters. To activate EasyParkTM the driver turns on the contactless unit and places it in the car window. Upon returning, the driver turns the device off. The driver can reload the device with additional parking funds either online or through public reloading stations. The system is environmentally friendly by eliminating the need for paper tickets.

About OTI

Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About PARX

PARX Ltd. is a subsidiary of OTI, responsible for marketing, operating and distributing advanced parking solutions, including the EasyParkTM product, in international markets. The Company is currently serving over 110 municipalities around the world.

For more information on PARX, visit www.parxglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction of our parking solutions in Brazil. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:

Galit Mendelson
Vice President of Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com